

January 22, 2015

Via Email
Akira Morikawa
President and Chief Executive Officer
LINE Corporation
Shibuya Hikarie, 27th Floor
21-1 Shibuya 2-chome
Shibuya-ku, Tokyo 150-8510, Japan

> **Re:**   **LINE Corporation**
> **Amendment No. 2 to Draft Registration Statement on Form F-1**
> **Submitted December 24, 2014**
> **CIK No. 0001611820**

Dear Mr. Morikawa:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. You disclose on pages 1 and 22 that you have users in more than 230 countries. The map on page 104 appears to show that there are 5-10 million MAUs in Iran as of June 30, 2014. Your Middle East website provides rate information for telephone calls to Iran, Sudan and Cuba. Syria, located in the Middle East, and Iran, Sudan and Cuba are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Your Form F-1 does not include disclosure about those countries other than the number of MAUs in Iran. Please describe to us the nature and extent of any past, current, and anticipated contacts with Iran, Sudan, Cuba and Syria, whether through subsidiaries, affiliates, or other direct or indirect arrangements. For instance, we are aware of a 2013 news article reporting that you entered a partnership with Nokia under which you would pre-load the Line app onto Nokia's smartphone Asha, and that Asha's main target markets include the Middle East

and Africa. Nokia discloses in its 2013 Form 20-F that it sold its products in Iran, Syria and Sudan. You should describe any products, technology or services you have provided to Iran, Sudan, Cuba or Syria, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

2.   Please discuss the materiality of the contacts with Iran, Sudan, Cuba and Syria you describe in response to the comment above and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Sudan, Cuba and Syria.

Prospectus Summary

3.   We note your response to prior comment 43 and new risk factor disclosure on page 43 that you will be deemed a controlled company upon the completion of the offering. Please provide appropriate disclosure in the prospectus summary.

4.   We note your disclosure on page 131 that in December 2014, the board of directors provisionally appointed Takeshi Idezawa, the current Chief Operating Officer, as the new chief executive officer to succeed Akira Morikawa when his term in office expires in March 2015. This change in corporate leadership appears to be information that should be highlighted for investors in the prospectus summary. Please revise.

5.   Please consider disclosing in the prospectus summary that you have identified a material weakness in your internal control over financial reporting, specifically in relation to related party transactions, which caused errors in your financial statements.

Risk Factors

We have a material weakness in our internal control over financial reporting…, page 41

6.   Please reconcile your statement on page 41 that your independent registered public accounting firm will be required to provide an opinion on your internal control over financial reporting with your disclosure on page 43 that you will not be required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act for up to five years after the date of this offering.

Dilution, page 53

7.   We note your disclosure on page 136 in response to prior comment 5 that NAVER
        Corporation paid a total consideration of ¥12,596,197,697 for 100% of the company's
        common stock. Please ensure that this information is reflected in the dilution table on
        page 54 in your next amendment. As previously requested, to the extent that the total
        consideration includes non-cash payments, please include a footnote to indicate the
        amount.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Metrics, page 68

8.   We note that you state in your response to prior comment 7 that a large majority of your
        revenues from LINE Games derives from publishing of third party game developers who
        determine optimal monetization and player acquisition strategies, and that paying user
        metrics may be susceptible to temporary impacts resulting from marketing initiatives as
        determined by third-party developers or timing of specific product launches, and are
        therefore less informative for purposes of evaluating LINE's game business. However, to
        the extent that you believe that your ability to monetize your user base and engagement is
        critical to your financial performance it remains unclear why the trend in number of
        paying users is not critical to evaluating the performance of your games business,
        regardless of the role that third party developers have in determining monetization or
        fluctuations that occur due to marketing initiatives. In this regard, tell us how you
        considered providing paying user metrics supplemented with explanations for changes
        between periods that explain temporary impacts. Also tell us if and how you use paying
        user data to manage the business. We refer you to Section I.B of SEC Release 33-8350.

9.   We note that you state in your response to prior comment 8 that you believe that your
        revenue or bookings per user is more likely to fluctuate from period to period largely
        based on the results of your global expansion efforts. Accordingly, you believe that
        revenue or bookings per user information has limited value in evaluating your business
        performance. It is unclear why fluctuations due to global expansion result in this
        information having limited value. To the extent that you disclose active users by
        geographic location, it appears that revenues per user by geographic location, coupled
        with explanations for changes between periods, would be important information to
        investors to understand trends and events in the business overall and geographically.

Results of Operations

Comparison of the Six Months Ended June 30, 2013 and 2014

Revenues

Communication and Content

Content, page 77

10.   We note that the percentage increase in revenues (after adjusting for revenues generated from LINE Rangers, which is recognized on a gross basis), increased by a greater rate than the percentage increase in MAUs. Please also disclose the number of paying players for these periods and clarify the reasons for any difference between the percentage increase in paying players and the percentage increase in revenues.

Consolidated Financial Statements for the Years Ended December 31, 2012 and 2013

Notes to Consolidated Financial Statements

3. Significant Accounting Policies

(1) Basis of Consolidation, page F-11

11.   We note that you state in your response to prior comment 14 that your determination to retroactively restate your financial statements for common control transactions considered US GAAP guidance by analogy. Please clarify which guidance you considered when making the determination to reflect the acquisition of the minority interest of LINE Plus prospectively. In this regard, It appears that each acquisition of LINE Plus ownership interests is a common control transaction. Please explain in greater detail why you would not apply a consistent accounting policy. Please address paragraphs 10-13 of IAS 8 in your response.

(20) Revenue

(ii) Content and Others-LINE Games and Applications

Games developed by third-party game developers, page F-23

12.   We note in your response to prior comment 21 you state that revenue attributable to server hosting services is recognized ratably over the life of the game, which includes two months following the announcement of the termination of the game. Please clarify your disclosure on page F-24 to state this. Further please disclose the length of this period.

Internally developed games and applications, page F-24

13.   We note in your response to prior comment 24 you state that your system does not track the specific usage of fashion and interior items purchased, and that you recognize revenue for virtual items over the estimated usage periods, derived from the average number of items an end user uses at a point in time and the average turnover period of such virtual items. Clarify how the average number of items an end user uses at a point in time is used to derive the estimated usage period for an item. Please provide us with a supplemental example of this calculation. Further, please clarify your specific methodology for determining that an item will not subsequently be used to accessorize an avatar or decorate a virtual room.

(iii)Line advertising – Official Accounts Sponsored Stickers and Free LINE Coins service, page F-25

14.   We note your disclosure that advertisers pay the company a predetermined fixed fee per specific action taken by end users, and when an end user completes an action, the company issues the end user free LINE Coins that can be redeemed for virtual items. The company recognizes the fees received from advertisers using the free LINE Coins service as revenue in the period in which an end user takes the specified action, except for the portion of revenue attributable to free LINE Coins issued by the company. Please clarify why revenue is recognized in the period in which an end user takes a specified action, if the company has an obligation to redeem free LINE Coins for virtual items at a future date. Further, please clarify the source of revenue attributable to free LINE Coins issued by the company and how this revenue is recognized. We also note your disclosure that the portion of the revenue attributable to free LINE Coins is measured at the average selling price of LINE Coins. Please clarify if this is the price for LINE Coins that are sold on stand-alone basis. Please provide us with an example of how revenue is recognized for such a transaction to supplement your response.

15.   We note your disclosure on page 119 that your users can also receive LINE Coins for free upon downloading certain applications (such as LINE games) that are recommended by you. Please clarify your revenue recognition policies for fees received from platform providers for free LINE Coins issued to users for downloading applications, products or services.

23. Discontinued Operations and Non-current Assets Held for Sale, page F-60

16.   We note your disclosure on page F-61 that you completed the disposition of your data management business on September 30, 2014 to a subsidiary of NHN Entertainment. Please clarify your disclosure to indicate whether NHN Entertainment Corporation is an entity under common control and your accounting policy for such disposition.

       You may contact Laura Veator, Staff Accountant, at (202) 551-3716 or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Jan Woo, Attorney-Advisor, at (202) 551-3453 with any other questions. If you need further assistance, you may contact me at (202) 551-3462.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: <u>Via Email</u>
        Jinduk Han, Esq.
        Craig Brod, Esq.
        Cleary Gottlieb Steen & Hamilton